Exhibit 3.1

FORM OF

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certifies:

FIRST: That by a unanimous consent in lieu of a special meeting of the Board of Directors of

HCW Biologics Inc.

resolutions were duly adopted setting forth a proposed second amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV, Section 1 of the Restated Certificate of Incorporation of this corporation be amended by adding the following new paragraph at the end of Article IV, Section 1:

Upon the effectiveness (the “Effective Time”) of this Certificate of Amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each six (6) shares of this corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of this corporation or any holder of Old Common Stock, be reclassified, combined, converted, and changed into one (1) fully paid and nonassessable share of common stock, par value $0.0001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of this reverse stock split shall be entitled to receive one whole share of New Common Stock in lieu of any fractional share created as a result of such Reverse Stock Split.

SECOND: That, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment shall be effective as of 12:01 a.m. Eastern time on June 30, 2026.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 24th day of June, 2026.

By:	/s/ Hing Wong
Authorized Officer

Title:	Founder and Chief Executive Officer
Name:	Hing C. Wong